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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25               SEC FILE NUMBER
                                                                001-16105

                           NOTIFICATION OF LATE FILING         CUSIP NUMBER
                                                                 861837102


      (Check One): / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q
                          / / Form N-SAR / / Form N-CSR

     For Period Ended: June 30, 2003
                       ---------------------------------------------------------

/  / Transition Report on Form 10-K         /  / Transition Report on Form 10-Q
/  / Transition Report on Form 20-F         /  / Transition Report on Form N-SAR
/  / Transition Report on Form 11-K

For the Transition Period Ended:________________________________________________


  Read Instruction (on back page) Before Preparing Form. Please print or type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:_________________________


PART I.   REGISTRANT INFORMATION


Full name of registrant   STONEPATH GROUP, INC.
                          ------------------------------------------------------

Former name if applicable
________________________________________________________________________________

Address of principal executive office (Street and number)
1600 Market Street, Suite 1515
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City, State and Zip Code   Philadelphia, Pennsylvania 19103
                           -----------------------------------------------------


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PART II.  RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/      (b) The subject annual report, semi-annual report, transition report on
             Form 10-K, Form 20- F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III. NARRATIVE

State below in reasonable detail the reasons why Form 10-K, Form 10-KSB. 11-K, 20-F, 10-Q, N-SAR, M-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra Sheets if Needed.)

Stonepath was unable to transmit its Form 10-Q under Regulation S-T prior to the Commission's cut-off time of 5:30 p.m. on August 14, 2003 because the operations of the printing firm used by Stonepath to prepare the Form 10-Q were disrupted and delayed by the electrical black out experienced in that firm's New York facilities. The Form 10-Q was filed with the Commission shortly after that cut-off time.




















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PART IV.  OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

     Stephen M. Cohen             (215)                        979-8370
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         (Name)                 (Area Code)                (Telephone number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                           /  X  / Yes    /  / No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / X / Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As described in the Form 10-Q, for the second quarter of 2003, Stonepath reported revenues of $54.4 million, up from $32.7 million for the same period a year ago. Income from continuing operations was $759,000 for the second quarter compared to $558,000 for the same period a year ago. For the six months ended June 30, 2003, Stonepath reported revenues of $99.8 million, up from $45.8 million for the same period a year ago. Income from continuing operations was $1.0 million for the six months ended June 30, 2003 compared to a loss from continuing operations of $406,000 for the same period a year ago.
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                              STONEPATH GROUP, INC.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   8/15/03                      By  Bohn Crain
     -------------                    -----------------------------------------
                                       Bohn Crain, Chief Financial Officer


INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (s232.201 or s232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (s232.13(b) of this chapter).